

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 25, 2018

G. Reed Petersen
President
Kreido Biofuels, Inc.
3625 Cove Point Drive
Salt Lake City, Utah 84109

> **Re: Kreido Biofuels, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed April 17, 2018**
> **File No. 000-55909**

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 9. Market Price of and Dividends of the Registrant's Common Equity, page 6

1. We note your response to comment four. Please expand your discussion to disclose the source of your quotations for your common stock. Please see Item 201(a)(1)(iii) of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 8

2. We reissue comment three. Please file the agreement as an exhibit to the registration statement. In addition please update the exhibit index as necessary.

Note 4 – Stockholders' Equity

3. We have reviewed your response to comment six. As previously requested, please revise your disclosure to state, if true, that there was actually 52,720,992 shares of common stock outstanding at December 31, 2016.

Note 9 – Subsequent Events

4. We have reviewed your response to comment eight. Given that your financial statements are for the year ended December 31, 2017, it is not clear why you evaluated subsequent events only from March 2, 2018 through the date the financial statements were issued. Please revise. In addition, and as previously requested, please disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction